UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute a sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number:...........3235-0101 Expires:........December 31, 2006 Estimated average burden hour per response................4.47
SEC USE ONLY
Document Sequence Number
CUSIP NUMBER
Work Location
1(a) NAME OF ISSUER (Please type or print) FIELDPOINT PETROLEUM CORPORATION		(b) IRS IDENT. NO. 84-0811034			(c) S.E.C. FILE NO. 0-9435
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 1703 Edelweiss Drive, Cedar Park, Texas 78613						AREA CODE 512	PHONE NUMBER 250-8692
2(a) NAME OF PERSON FOR WHOSE THE SECURITIES ARE TO BE SOLD Karl Reimers		(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.		(c) RELATIONSHIP TO ISSUER Director	(d) ADDRESS STREET CITY STATE ZIP CODE 5900 Stone Meadow Drive, Plano, Texas 75093
INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification No. and the S.E.C. File Number
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker through whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f)) MO. DAY YR.	(g) Name of Each Securities Exchange (See Instr. 3(g))
Common Stock	Fidelity Brokerages Services LLC 100 Summer Street Boston, MA 02110		30,000	$240,300	7,930,175	1/17/06	AMEX

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transactions	Name of persons from whom acquired (If gift, also give the date donor acquired	Amount of Securities Acquired	Date of Payment	Nature of Payments
Common Stock	1/10/06	Exercise of Options	Company	25,000	1/10/06	CASH

INSTRUCTIONS:

  If the securities were purchased and full payment therefor was not made in cash at the time of the purchase, explain in the table or in a note the nature of the consideration given.  If the consideration consisted of any note or other obligation or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

 TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Karl Reimers 5900 Stone Meadow Drive Plano, Texas 75093	Common Stock " " " "	12/1/05 12/2/05 12/5/05 12/6/05 12/7/05	2,000 shares 5,000 shares 9,000 shares 2,000 shares 2,000 shares	$14,264 $35,130 $71,532 $16,240 $16,220

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all the other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (c) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sole which has not been publicly disclosed.

                                                         January 17, 2006                                                                                                   /s/ Karl Reimers
                                                          DATE OF NOTICE                                                                                                     SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signature.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See U.S.C. 1001)